Exhibit 99.1

2019 Annual Report and

Notice of Annual General Meeting

London: Wednesday, March 25, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/ AIM: HCM) today announces that its 2019 Annual Report together with the Notice of Annual General Meeting and the Form of Proxy (“AGM Materials”) have been posted to Shareholders of Chi-Med (“Shareholders”).  The documents can be accessed from the website of Chi-Med (www.chi-med.com).

Due to travel restrictions resulting from the novel coronavirus outbreak, the 2020 Annual General Meeting (“AGM”) will be held at the 47th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong on Monday, April 27, 2020 at 6:00 pm Hong Kong Time (11:00 am London Time).

To safeguard the health and safety of Shareholders, Chi-Med encourages Shareholders to exercise their right to vote at the AGM by appointing the Chairman of the AGM as their proxy instead of attending the AGM in person. Shareholders will be able to view a live webcast of the AGM through the website of the Company at https://www.chi-med.com/agm2020/. Along with the AGM Materials, all registered Shareholders will also receive a letter containing log in details and information on how to access the webcast. Please note that webcast participation does not constitute formal attendance at the AGM nor would Shareholders be able to vote electronically. Shareholders would need to submit their form of proxy ahead of the AGM in accordance with the instructions printed thereon if they wish to cast their votes.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China. For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President	+852 2121 8200
	Annie Cheng, Vice President	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Asia	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com

Nominated Advisor
	Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500